WHITESTONE REIT
2600 South Gessner, Suite 500
Houston, Texas 77063

May 13, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE
Washington, D.C. 20549

Re:    Whitestone REIT
Registration Statement on Form S-3
Filed on May 17, 2018, as amended by Amendment No. 1 Filed on May 9, 2019
File No. 333-225007

Ladies and Gentleman:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Whitestone REIT (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3, as amended (File No. 333-225007), to 4:00 p.m., Eastern Time, on May 15, 2019 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling David Slotkin at (202) 887-1554. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Very truly yours,

Whitestone REIT

By:     /s/ David Holeman
Name:     David Holeman

Title:	Chief Financial Officer